LORING WARD SECURITIES INC.

Financial Statements and Supplemental Information

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

LORING WARD SECURITIES INC.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Almaden Blvd., 15th Floor
(No. and Street)

San Jose	California	95113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clinton (800) 366-7266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Clinton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loring Ward Securities Inc. _____, as

of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

See attached California Jurat with Affiant statement
MBun 2/2/2018

_____
Signature

Chief Financial Officer
Title

Marlene A. Bess
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

~~1~~
~~2~~
~~3~~
~~4~~
~~5~~
~~6~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 26th (*Date*) day of February (*Month*), 2018 (*Year*), by

(1) Michael Clinton

(and (2) ————),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature Marlene A. Bass

Signature of Notary Public

MARLENE A. BASS
Commission # 2085713
Notary Public - California
Santa Clara County
My Comm. Expires Nov 9, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Annual Audited Report

Title or Type of Document: Form X-17A-5 Part III **Document Date:** 02/26/2018

Number of Pages: 21 **Signer(s) Other Than Named Above:** ____



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors
Loring Ward Securities Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Loring Ward Securities Inc.
(the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity,
and cash flows for the year then ended, and the related notes (collectively, the "financial statements). In our
opinion, the financial statements present fairly, in all material respects, the financial position of the Company as
of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity
with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §
240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all
material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2011.

San Francisco, California
February 26, 2018

LORING WARD SECURITIES INC.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	1,275,875
Prepaid expenses		41,223
Deposits and other current assets		547,447
Due from related party (notes 2(c) and 3)		46,648
Total assets	$	1,911,193

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$	33,476
Due to related party (notes 2(c) and 3)		2,932
Total liabilities		36,408
Stockholder's equity:		
Common stock, $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		99,999
Retained earnings		1,774,785
Total stockholder's equity		1,874,785
Total liabilities and stockholder's equity	$	1,911,193

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Income

Year ended December 31, 2017

Revenues:		
Brokerage commissions (note 3)	$	950,101
Distribution fees (note 3)		100,000
Interest and dividend income		5,205
Total revenues		1,055,306
Expenses:		
Management fee to related party (note 3)		432,000
General		123,558
Licensing and brokerage transaction fees		30,979
Insurance		26,984
Total expenses		613,521
Income before income taxes		441,785
Income taxes (note 4)		175,983
Net income	$	265,802

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balances, December 31, 2016	$ 1	99,999	1,508,983	1,608,983
Net income	—	—	265,802	265,802
Balances, December 31, 2017	$ 1	99,999	1,774,785	1,874,785

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	265,802
Adjustments for change in operating assets and liabilities:		
Decrease in prepaid expenses		4,126
Decrease in deposits and other current assets		129,644
Decrease in due to related party		(126,646)
Decrease in due from related party		236,100
Decrease in accounts payable and accrued liabilities		(18,734)
Net increase in cash and cash equivalents		490,292
Cash and cash equivalents, beginning of year		785,583
Cash and cash equivalents, end of year	$	1,275,875

See accompanying notes to financial statements.

(1)   Organization and Nature of Operations

Loring Ward Securities Inc. (the Company) is a wholly owned subsidiary of Loring Ward Holdings Inc. (LWHI) (formerly Werba Reinhard Inc.). The Company is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is licensed to operate in all 50 states plus the District of Columbia and the U.S. Virgin Islands.

The Company is an introducing broker-dealer whose business includes the underwriting and distribution of the SA Funds – Investment Trust and introducing clients' securities accounts to its correspondent clearing firm, Pershing LLC, on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b)   Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less. Cash and cash equivalents includes a restricted cash deposit of $100,000 with Pershing LLC. Refer to note 6 for further details.

(c)   Income Taxes

The Company is a member of the LWHI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by LWHI. The Company may also be included in certain state and local tax returns of LWHI or its subsidiaries. The Company's tax sharing agreement with LWHI generally provides that current and deferred tax provision is calculated using a separate return method, without modification of a benefits for loss approach in which the net federal and state taxable loss of one entity is used in the consolidated federal tax return or combined state tax return to offset taxable income of another entity which reduces what otherwise would have been higher consolidated taxable income and taxes payable. This method resulted in an intercompany tax expense from the Company to LWHI of $175,983 in 2017. The Company has outstanding related party payable of $2,932 to LWHI as of December 31, 2017.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has

been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

The Company is required to determine whether its tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017.

On December 22, 2017, the Tax Act was signed into law. While the Company does not believe that any of the Tax Act provisions impact us as of 2017, generally accepted accounting principles requires that the impact of the provisions of the Tax Act be accounted for in the period of enactment. The main impact going forward we believe is the replacement of the graduated corporate tax rates applicable under prior law, which imposed a maximum tax rate of 35%, with a reduced 21% flat tax rate. The reduced tax rate generally should be favorable to us by resulting in increased earnings beginning in 2018. As we do not have deferred tax assets or liabilities on the books, there's no impact to 2017 and no income tax expense recorded by the Company in the fourth quarter of 2017 is related to the Tax Act.

(d)   ***Revenues***

Brokerage Commissions

The Company earns brokerage fees and commissions on the sale of securities. Commission revenues, net of expenses, are recorded on a trade date basis.

Interest and Dividend Income

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(e)   ***Licensing and Brokerage Transaction Fees***

The Company pays licensing fees to FINRA for individual and state registration. Additionally, the Company pays transaction fees in relation to being an underwriter for the sale or purchase of certain funds to clients.

(f)   ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(g)   ***Recent Accounting Pronouncements***

In May 2014, the FASB issued a new accounting standard update (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), which provides revenue recognition guidance that is intended to create greater consistency with respect to how and when revenue from contracts with

customers is shown in the income statement. The guidance requires that revenue from contracts with customers be recognized when transfer of control over goods or services is passed to customers in the amount of consideration expected to be received. Subsequent Accounting Standard Updates have been issued clarifying the original pronouncement (ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20). The new standard and amendments were effective January 1, 2018, either on a full retrospective approach or a modified retrospective approach. We adopted the revenue guidance accordingly, and, for the first quarter of 2018, will be using the full retrospective approach to contracts which were not completed as of January 1, 2018. There will be no changes to the timing or amount of revenue recognized or to the accounting for contract costs as a result of the adoption of this guidance. In addition, there was no difference requiring an adjustment to opening retained earnings.

(3)   Related Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The nature of these transactions was as follows:

- As per the administrative service agreement between the Company and LWIF, LWIF paid the Company $100,000 in 2017 as fees for the distribution services provided by the Company. This fee is included in distribution fees in the accompanying statement of income.

- LWIF also pays fixed transaction fees for all trades the Company introduces to the clearing broker on behalf of LWIF. The fee is multiplied to the actual number of transactions for each month and totaled $612,369 in 2017. This fee is included in brokerage commissions in the accompanying statement of income. Subsequent to year end of 2017, the Company eliminated its introducing broker dealer services currently being provided to LWIF. In January 2018, the Company started the process of transferring the accounts that it introduces to the clearing broker on behalf of LWIF to its new service provider. The Company expects a majority of the transfer to be completed by the end of February 2018.

The Company bears expenses directly related to its operations, while LWIF bears expenses on behalf of the Company and other commonly controlled entities, including, but not limited to personnel, office space and other support services. The Company pays a monthly management fee of $36,000 ($432,000 for 2017), under an agreement between the parties to compensate LWIF for these common expenses.

Related party payable due from LWIF on demand as of December 31, 2017 was $46,648.

As noted in footnote 2(c), the Company paid intercompany tax expenses to LWHI in 2017 per its tax sharing agreement.

(4)   Income Taxes

The current income taxes for the year ended December 31, 2017 were $175,983. There were no deferred income taxes during the year ended December 31, 2017.

(5) Financial Instruments

(a) Risk Management Activities

The Company earns distribution fees based on the administrative services agreement. The distribution fees are received from LWIF. Therefore, termination of this relationship with LWIF could adversely affect the Company's revenue.

(b) Fair Values

The carrying amount of the Company's financial instruments, which include cash deposited with the Company's Clearing Broker, other current assets, and accounts payable, approximate their fair value because of the short-term maturity of these instruments.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC, and is required to maintain a $100,000 minimum cash deposit which is included in cash and cash equivalents on the statement of financial condition. The Company also maintains various accounts at Pershing LLC to fund its transaction expenses. These fund balances are included in deposits and other current assets on the statement of financial condition.

(7) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company was in compliance with Rule 15c3-1, with net capital of $1,784,575, which was $1,779,575 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

The Company is exempt from Rule 15c3 3 under paragraph (k)(2)(ii) (for the year ended December 31, 2017) and paragraph (k)(2)(i) (for the period from December 15, 2017 to December 31, 2017) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 26, 2018 the date at which the financial statements were available to be issued, and determined there were no events, other than those noted in footnote 3, that required disclosure.

LORING WARD SECURITIES INC.

Schedule I - Computation of Net Capital under Rule 15c3-1 of

the Securities and Exchange Commission

December 31, 2017

Net capital:		
Total stockholder's equity	$	1,874,785
Less nonallowable assets		90,210
Net capital		1,784,575
Aggregate indebtedness:		
Total liabilities		36,408
Total aggregate indebtedness		36,408
Computation of net capital requirements:		
Net capital required – greater of $5,000 or 6-2/3% of aggregate indebtedness		
of $36,408		5,000
Net capital in excess of requirements	$	1,779,575
Ratio of aggregate indebtedness to net capital		0.02 to 1

A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed with the Financial Industry Regulatory Authority, Inc. on January 23, 2018, is not required as no differences exist.

See accompanying independent registered public accounting firm's report.

LORING WARD SECURITIES INC.

Schedule II – Computation for Determination of Reserve Requirements
Pursuant of Rule 15c3-3

December 31, 2017

A computation of the reserve requirement is not applicable to Loring Ward Securities Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii) (for the year ended December 31, 2017) and Rule 15c3-3(k)(2)(i) (for the period December 15, 2017 to December 31, 2017).

See accompanying independent registered public accounting firm's report.

LORING WARD SECURITIES INC.

Schedule III – Information Relating to Possession or Control Requirements
Pursuant of Rule 15c3-3

December 31, 2017

Information relating to possession or control requirements is not applicable to Loring Ward Securities Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii) (for the year ended December 31, 2017) and Rule 15c3-3(k)(2)(i) (for the period December 15, 2017 to December 31, 2017).

See accompanying independent registered public accounting firm's report.



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors
Loring Ward Securities Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Loring Ward Securities Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (for the year ended December 31, 2017) and paragraph (k)(2)(i) (for the period from December 15, 2017 to December 31, 2017) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 26, 2018



LORING WARD

LORING WARD SECURITIES INC.
10 Almaden Blvd., 15th Floor
San Jose, CA 95113

(800) 366-7266

www.loringward.com

Loring Ward Securities Inc.'s Exemption Report

Loring Ward Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii) for year ended December 31, 2017.

(2) The Company also claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i) for the period December 15, 2017 through December 31, 2017.

(3) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Loring Ward Securities Inc.

I, Michael Clinton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: Chief Financial Officer

Date: 2/26/18



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Stockholder and the Board of Directors
Loring Ward Securities Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Loring Ward Securities Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 26, 2018

SIPC-7		SIPC-7
(35-REV 6/17)		(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-51381 FINRA DEC
Loring Ward Securities Inc.
10 Almaden Blvd.
15th Floor
San Jose, CA 95113-2226

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cody Freeman (800) 366-7266

2. A. General Assessment (item 2e from page 2) $ _____ 1,433

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 865)
      July 25, 2017
              Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____ 568

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 568

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box [ ]   Funds Wired [✓]
     Total (must be same as F above) $ _____ 568

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Loring Ward Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31st day of January, 2018.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 1,055,306

  (2) Net loss from principal transactions in securities in trading accounts. _____

  (3) Net loss from principal transactions in commodities in trading accounts. _____

  (4) Interest and dividend expense deducted in determining item 2a. _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

  (7) Net loss from securities in investment accounts. _____

      Total additions _____

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 100,000

  (2) Revenues from commodity transactions. _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

  (4) Reimbursements for postage in connection with proxy solicitation. _____

  (5) Net gain from securities in investment accounts. _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____ _____

    (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

    Enter the greater of line (i) or (ii) _____

    Total deductions 100,000

2d. SIPC Net Operating Revenues $ 955,306

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 1,433

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